Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Choose Your Horizon Inc
106 E 6th St, Unit 900
AUSTIN, TX 78701
www.chooseyourhorizon.com

Up to $3,823,988.16 in Class B Non-Voting Common Stock at $0.68
Minimum Target Amount: $9,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Choose Your Horizon Inc
Address: 106 E 6th St, Unit 900, AUSTIN, TX 78701
State of Incorporation: DE
Date Incorporated: August 22, 2018

Terms:

Equity

Offering Minimum: $9,999.40 | 14,705 shares of Class B Non-Voting Common Stock
Offering Maximum: $3,823,988.16 | 5,623,512 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $0.68
Minimum Investment Amount (per investor): $349.52

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

TTW Perks

If you invest in the TTW campaign, you'll get 10% bonus shares

Loyalty Bonus Perks

Friends, Family, Previous Investors - 5% Bonus Shares

Time-Based Perks

Time-Based Perks

Friends and Family Bonus - Invest Over $1,000 within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus - Invest over $1,000 within the first 7 days and receive 10% bonus shares

Early Bird Bonus - Invest over $1,000 within the first 14 days and receive 5% bonus shares

Volume-Based Perks

Bronze — Invest $1000+ and receive 2% bonus shares, a group investor call with the executive management team, and a 20% discount on our services for you or a loved one**

Silver — Invest $2500+ and receive 5% bonus shares, a group investor call with the executive management team***, and a 25% discount on our services for you or a loved one**

Gold — Invest $5,000+ and receive 12% bonus shares, a 1 on 1 Zoom video call with the CEO***, and a 30% discount on our services for you or a loved one**

Platinum — Invest $15,000+ and receive 15% bonus shares, a 1 on 1 Zoom video call with the CEO***, and a 35% discount on our services for you or a loved one**

Titanium — Invest $25,000+ and receive 20% bonus shares, a Private Dinner with Executive Team (travel & lodging not included)***, and a 35% discount on our services for you or a loved one**

** The discount for our services will be provided after the investment period ends. Furthermore, please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to ketamine therapy or other treatments provided by the company. The availability of these benefits may vary based on your location and the proximity to the 21 active states that Choose Your Horizon operates in today. However, discounts are available in the states we are available in now and the discount is still good for when we potentially open in the investor's state.

*** Participation in the group is subject to adherence to group guidelines and policies. Zoom meetings must be scheduled based on availability.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club

Choose Your Horizon will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $0.68 per share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $68. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the TTW Bonus and the Loyalty Bonus in addition to the aforementioned bonus. Investors are eligible for the StartEngine Crowdfunding Inc. Venture Club if they are members of the Start Engine Venture Club program.

The Company and its Business

Company Overview

Choose Your Horizon Inc. ("Choose Your Horizon" or the "Company"), www.chooseyourhorizon.com, is a mental wellness company that's helping modernize the way we treat anxiety, depression, PTSD, substance use disorders, and more with safe at-home therapies. While the Company was formally founded in 2018 as a limited liability company (CPG Experience LLC) by Mark Holland, the Company had no operations and did not commence its tele-health ketamine therapy business until 2021. The company expanded its services to support treatments for Alcohol Use Disorder in 2024. Choose Your Horizon was founded in 2021 by Mark Holland and Rob Lee, consumer health entrepreneurs. Choose Your Horizon is a startup company that is headquartered in Austin, Texas with offices in Los Angeles, California.

Choose Your Horizon's psychedelic therapy program includes:

At-home ketamine therapy experiences - the only legally prescribable form of psychedelic therapy today

A comprehensive assessment with a licensed psychiatric clinician and A personalized ketamine treatment plan

A dedicated care team to support you throughout your treatment, including trained facilitators and guided meditations to help guide and curate your ketamine sessions

Integration and preparation circles with other Choose Your Horizon members to provide support and guidance

We believe Choose Your Horizon is a good option for people who are looking for an alternative to traditional mental health treatments or if other treatments haven't worked. It is also a good option for people who live in areas where access to in-clinic based ketamine therapy is limited.

Here are some of the benefits of Choose Your Horizon:

It is convenient and affordable. You can receive treatment from the comfort of your own home. No requirement for an in-person consultation.

It is safe and effective. Choose Your Horizon uses a rigorous screening process to ensure that only qualified patients are accepted into the program.

It is personalized. Your treatment plan is tailored to your individual needs and goals.

It is supportive. You have access to a dedicated care team and a community of other Choose Your Horizon members. Here are some additional details about Choose Your Horizon:

Choose Your Horizon has delivered over 14,000 ketamine-assisted therapy sessions to over 4,000 patients across 23 states and has observed the following outcomes;

98% of clients/patients reported symptom improvements. Over 4,000 patients seen to date

Over 120 days clients/patients reported:

66% improvement in PTSD 58% improvement in Anxiety

45% improvement in Depression

<1% have reported adverse side effects.

Ketamine is a highly effective medication that has been shown to be effective in treating anxiety, depression, and PTSD. It works by blocking NMDA receptors in the brain, among other mechanisms of action, which can help improve neuroplasticity. When combined with preparation and integration patients see the best results.

Choose Your Horizon uses a sublingual tablet form of ketamine, which is administered by the patient at home with monitoring by therapists, coaches and guides. This is a safe and effective way to receive ketamine therapy.

Choose Your Horizon's therapy program also includes integration circles, which are group sessions where patients can share their experiences and learn from each other.

With Choose Your Horizon patients can take control of their alcohol consumption from the comfort of their homes. Its 100% discreet and private. Choose Your Horizon prescribes an FDA approved medication called Naltrexone. Patients work directly with Choose Your Horizon's registered therapy and coaches to moderate their consumption.

Choose Your Horizon is a relatively new company, but it has already helped thousands of people to improve their mental health and quality of life. It is a good option for people who are looking for an alternative to traditional mental health treatments that have not worked for them.

The business model of Choose Your Horizon is to provide at-home ketamine therapy for anxiety, depression and PTSD. The company's business model includes alcohol use disorder treatments with FDA approved Naltrexone combined with therapy and coaching.

Choose Your Horizon offers 4, 6, 8 and 12 treatment packages which include a comprehensive assessment with a licensed psychiatric clinician, a personalized treatment plan, a dedicated care team to support you throughout your treatment, and a welcome package, including the ketamine medication itself - delivered to your home. The average gross margin is 70%.

Choose Your Horizon is able to offer its services at a lower cost than traditional in-clinic ketamine therapy because they do not have the overhead costs of operating a brick-and-mortar clinic. The company uses a telemedicine model, which allows them to reach a wider range of patients.

The target market for Choose Your Horizon is people who are looking for an alternative to traditional mental health treatments. This primarily includes people who have not been able to find relief with other treatments, people who live in areas where access to ketamine therapy is limited, and people who are looking for a more convenient and affordable option.

We believe Choose Your Horizon is well-positioned to succeed in the at-home ketamine therapy and substance use disorder markets. They have strong teams with experience in the consumer health, mental health, and technology industries. They also have a clear focus on providing high-quality care and a personalized treatment experience for their patients.

Choose Your Horizon Inc. was initially organized as CPG Experience LLC, a Texas limited liability company on August 22, 2018, and converted to a Delaware corporation on May 20, 2022.

Competitors and Industry

Competition

Mindbloom, Betterucare, Innerwell and Journey Clinical are all companies that offer at-home ketamine treatment for mental health conditions such as depression, anxiety, and PTSD. Choose Your Horizon is another company that offers at-home ketamine treatment, but it has some key differences from the others.

Choose Your Horizon is one of the most affordable companies on the market today. It offers three different treatment packages, all of which include ketamine treatments and virtual sitters (guides). Choose Your Horizon provides preparation and integration support, and it offers payment plans that make it more accessible to people with financial constraints. Choose Your Horizon integrates therapists and coaches into its programs to provide additional support.

Here are the key differences between Choose Your Horizon and the other companies:

Pricing: Choose Your Horizon is the most affordable company of the four. It offers three different treatment packages, all of which include ketamine infusions and virtual sitters. The prices start at $689 for a 4-treatment plan.

Virtual sitters and therapists: Choose Your Horizon provides virtual sitters that stay with the client during their full experience. Chose Your Horizon involves the therapists in the therapy sessions also. This is a unique feature that is not offered by the other companies.

Payment plan: Choose Your Horizon offers a payment plan that makes it more accessible to people with financial constraints. The company offers 0% interest financing for up to 6 months.

Technology; the company has developed a proprietary telemedicine platform for patient management. This platform not only facilitates convenient access to ketamine therapy, general psychiatry and addiction treatments but also positions Choose Your Horizon as a pioneer in the integration of cutting-edge technology within the healthcare sector.

Overall, we believe Choose Your Horizon is a good option for people who are looking for an affordable at-home ketamine treatment with virtual sitters and addiction treatments with the support of therapists or coaches. Choose Your Horizon offers integration support, which is an important component of ketamine treatment for many people.

Industry

The most exciting things about the psychedelic medicine and mental health industry are:

The efficacy of at-home ketamine therapy for people with anxiety, depression, and PTSD. Ketamine is a powerful dissociative medication that has been shown to be effective in treating a variety of mental health conditions. At-home ketamine therapy is a convenient and affordable way to receive this treatment.

There is a pipeline of psychedelics expected to be approved and prescribable in the next few years. MDMA and psilocybin are two psychedelics that are currently in clinical trials for the treatment of mental health conditions. If approved by the FDA, these drugs would offer new treatment options for millions of people with mental health conditions.

The mainstream adoption of psychedelics in western medicine.

The use of psychedelics in western medicine is still in its early stages, but there is a growing acceptance of these treatments. In 2020, the FDA designated MDMA-assisted therapy as a breakthrough therapy for the treatment of PTSD. This designation is a major milestone for the psychedelic medicine field and is likely to lead to more widespread adoption of these treatments.

The expansion and adoption of at home treatments/ telemedicine.

The COVID-19 pandemic has accelerated the adoption of telemedicine for mental health treatment. This trend is likely to continue, as it offers a more convenient and affordable way to receive treatment. At-home ketamine therapy is a perfect example of a telemedicine treatment that is gaining popularity.

Naltrexone is a novel therapy for AUD that is not widely used in mainstream medicine today.

Current Stage and Roadmap

Current Stage

Choose Your Horizon is currently in-market with its product or service, which is at-home ketamine therapy for people with anxiety, depression, and PTSD. The Company has been operating since 2021 and has seen over 4,000 patients. Choose Your Horizon's affiliated clinicians are licensed to prescribe ketamine therapy, naltrexone and general medications for mental health and has a team of medical advisors who provide support and guidance to patients throughout their treatment journey.

Roadmap

Choose Your Horizon plans to expand its business in the following ways in the future:

State expansion: The company expanded its operations to 20 states in 2023 and plans to expand to 40+ states in 2024. This will allow the company to reach more patients who are in need of at-home ketamine therapy and alcohol use disorder treatments. These plans are dependent on the continued nationwide adoption and acceptance of ketamine treatment, from both a state and federal regulatory perspective.

Expand offering to include MDMA and Psilocybin: Choose Your Horizon plans to expand its offering to include MDMA and psilocybin when these compounds are regulated and available through the US medical system. These are two other psychedelics that have shown promise in the treatment of mental health conditions.

Broader use cases for psychedelic therapy are addiction and substance use disorders: Choose Your Horizon plans to broaden the use cases for psychedelic therapy to addiction and substance use disorders. These are two areas where psychedelic therapy has shown particular promise.

These are just a few of the ways that Choose Your Horizon plans to grow its business in the future. The company is well-positioned to capitalize on the growing demand for at- home ketamine therapy and psychedelic therapy.

Here are some additional details about Choose Your Horizon's future plans:

The Company has secured and is currently working on expanding partnerships with insurance and healthcare providers in new states. This will allow the company to offer its services to more patients using traditional insurance providers in these states. Blue Cross Blue Shield, United Healthcare, Aetna and more have already approved Choose Your Horizon services for in network use by their network of patients.

Choose Your Horizon is also in the process of developing novel new protocols for substance use disorders using our unique set of offerings and services.. The company expects to launch these protocols in 2025.

The company is also working on developing new educational resources for patients and healthcare providers about the use of psychedelics in mental health treatment. These resources will be available on the company's website and in other channels.

Overall, we believe Choose Your Horizon is a well-positioned company that is poised for growth in the future. The company is well-funded, has a strong team, and has a clear vision for the future. We believe that Choose Your Horizon has the potential to make a significant impact on the lives of people with mental health conditions.

Material Contracts

Management Services Agreement

The Company has entered into a certain Master Services Agreement, dated November 1, 2022 (the "MSA"), between the

Company and CYH Medical Group (DE), P.A., a Delaware professional corporation ("CYH Medical"). CYH Medical is wholly owned by Dr. Robin Heister, MD. Under the terms of the MSA, the Company provides certain technology, management, administrative, operational and financial support to CYH Medical in consideration for an annual fee, and in turn, CYH Medical provides, through entering into those certain Healthcare Practitioner Independent Contractor Agreements (as defined below) with licensed medical professionals, ketamine-therapy services to our patients. Notably, the Company is prohibited from dictating, determining, usurping or interfering with CYH Medical's practice of medical care. The MSA is on a five (S) year term with an automatic five (5)-year renewal provision unless earlier terminated by written notice.

Healthcare Practitioner Independent Contractor Agreement

CYH Medical has entered into certain Healthcare Practitioner Independent Contractor Agreements ("HPICAs") with medical professionals who provide ketamine-therapy services to our patients. In particular, and under the terms of the HPICAs, medical professionals are responsible for providing our suite of ketamine-therapy services, which include, but are not limited to, performing behavioral health assessments, clinical examinations and evaluations, prescriptive assessments, and clinical diagnoses and prescription processing and administration.

Pharmacy Service Level Agreement

The Company has also entered into certain Pharmacy Service Level Agreements ("Pharmacy Agreements") with certain 503a compounding pharmacies from which it, through CYH Medical and the medical professionals who contract with CYH pursuant to the HPICAs, supplies ketamine prescriptions. Currently, such pharmacies that have entered into Pharmacy Agreements with the Company are Precision Compounding Pharmacy & Wellness, Inc., based on Bellmore, New York, and Millers Wykoff Pharmacy, based on Wykoff, New Jersey. Pursuant to the Pharmacy Agreements, pharmacies who enter into the Pharmacy Agreements are responsible for electronically fulfilling patient-specific prescription medications. Each Pharmacy Agreement has a term of two (2) years with no automatic renewal.

The Team

Officers and Directors

Name: Mark Holland

Mark Holland's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO), Founder and Director
  Dates of Service: May, 2022 - Present
  Responsibilities: Responsibilities: Holland is the primary decision-maker of the company. Holland does not currently receive a salary, but may receive a salary post-offering. Holland presently holds 18,360,000 shares of Class A Voting Common Stock.

Other business experience in the past three years:

- Employer: Choose Health
  Title: Advisor
  Dates of Service: January, 2019 - Present
  Responsibilities: Founder of a 48 state diagnostic health testing platform to enable users to track and improve a core panel of biomarkers linked to chronic disease and long term health.

Other business experience in the past three years:

- Employer: CPG Experience
  Title: Managing Partner
  Dates of Service: January, 2018 - September, 2022
  Responsibilities: Advisor and Investor to several growth stage consumer health businesses across North America.

Other business experience in the past three years:

- Employer: Lifes2good
  Title: Chief Executive Officer North America
  Dates of Service: January, 2007 - December, 2016
  Responsibilities: Responsible for all aspects of growing the North American operation from $lO0k in revenue to $SOM over 10 years.

Name: Robyn Heister

Robyn Heister's current primary role is with Nurture Genomics. Robyn Heister currently services 1-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer, and Director
  Dates of Service: May, 2022 - Present
  Responsibilities: Oversee the provision of medical services. Receives an annual salary of $12,000 and holds 3.5% equity in the Company.

Other business experience in the past three years:

- Employer: Human Longevity, Inc
  Title: Director of Translational Research
  Dates of Service: April, 2017 - November, 2022
  Responsibilities: Experienced Health Specialist with a demonstrated history of working in the biotechnology industry. Strong healthcare services professional skilled in Emergency Medicine, Clinical Research and Medical Education with a focused interest in utilizing genomics and deep learning to optimize healthcare.

Other business experience in the past three years:

- Employer: Elo Health
  Title: Scientific Advisor
  Dates of Service: January, 2021 - Present
  Responsibilities: Scientific Advisor

Other business experience in the past three years:

- Employer: Health Nucleus
  Title: Precision Medicine Physician
  Dates of Service: April, 2017 - November, 2022
  Responsibilities: Precision Medicine Physician

Other business experience in the past three years:

- Employer: Choose Health
  Title: Scientific Advisor
  Dates of Service: June, 2019 - Present
  Responsibilities: Medical Advisor

Other business experience in the past three years:

- Employer: Scripps Health

Title: Emergency Physician
Dates of Service: November, 2019 - April, 2021
Responsibilities: Emergency Medicine Physician

Other business experience in the past three years:

- Employer: Nurture Genomics
  Title: Contracted Medical Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Contracted Medical Director providing expertise in translational research, genomics and data analysis.

Name: Robert Lee

Robert Lee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Director, and Principal Accounting Officer
  Dates of Service: November, 2021 - Present
  Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's growth strategy. Lee receives an annual salary of $120,000 and presently holds 8,100,000 shares of Class A Voting Common Stock.

Other business experience in the past three years:

- Employer: Lifes2good (Brands Viviscal & Amberen)
  Title: Director Business Development & Operations
  Dates of Service: November, 2014 - November, 2022
  Responsibilities: Responsible for the day-to-day operations of the company. Developing and implementing the company's sales and growth strategy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial

performance, which may adversely affect your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Dependence on Founders

The success of startups can be closely tied to the founders' vision, leadership, and expertise. If the founders leave or the leadership team changes, it could affect the company's direction and performance.

Choose Your Horizon is an early stage company. It is difficult to evaluate our business and prospects due to our lack of operating history. Investments in startups like us involve a high degree of risk.

The Company is an early stage company and was formed as a Texas limited liability company on August, 2018, Choose Your Horizon operations began in 2021 and the Company was converted to a Delaware corporation on May 20, 2022. Accordingly, we have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive and rapidly evolving markets, particularly in the healthcare industry. Financial and operating risks confronting startups, including the Company, are significant. The market in which the Company competes is highly competitive and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of strategy, product development, sales, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups like the Company may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

You should consider the frequency with which early-stage businesses encounter unforeseen expenses, limitations, constraints, difficulties, complications, delays, competition and other adverse factors. The degree of market acceptance of our Company, our technology and the alternative healing therapies we provide will depend on a number of factors, including but not limited to:

he effectiveness of our alternative healing therapies as compared to currently available treatments; • the effectiveness and safety of the prescription of ketamine and psychedelics according to the medical community; • patients' willingness to adopt our alternative healing therapies in lieu of current and more traditional treatments;• societal attitudes and mainstream acceptance of psychedelics as medicine; • our ability to provide acceptable evidence of safety and effectiveness; the prevalence and severity of any adverse side effects;• restrictions on use of our prescriptions in combination with other drugs;• the pricing and cost-effectiveness of our alternative healing therapies based on our target markets;• the effectiveness of our marketing strategy;• the success of our online platform; and• the cost of compliance of our operations.

Heavily regulated industry

We conduct business in a heavily regulated industry, and ifwe fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government healthcare programs, be required to make significant operational changes or experience adverse publicity, which could harm our business.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our providers, vendors, health network partners and customers, our marketing activities, and other aspects of our operations. Of particular importance are:

state laws that prohibit general business corporations, such as us, from practicing medicine, controlling medical professionals' decisions or engaging in practices such as splitting fees with medical professionals;• federal and state laws pertaining to non-physician practitioners, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement-related requirements;• a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments;• the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;• federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances; • state laws related to the advertising and marketing of services by healthcare providers; • federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach;• federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to government healthcare programs or employing or contracting with individuals who are excluded from participation in government healthcare programs;• state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not limited to relationships involving government-funded programs; and• state laws governing healthcare entities that bear financial risk.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our providers, vendors, health network partners and customers, our marketing activities, and other aspects of our operations. Of particular importance are:

state laws that prohibit general business corporations, such as us, from practicing medicine, controlling medical professionals' decisions or engaging in practices such as splitting fees with medical professionals;• federal and state laws pertaining to non-physician practitioners, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement-related requirements;• a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments;• the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;• federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances; • state laws related to the advertising and marketing of services by healthcare providers; • federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach;• federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to government healthcare programs or employing or contracting with individuals who are excluded from participation in government healthcare programs;• state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not limited to relationships involving government-funded programs; and• state laws governing healthcare entities that bear financial risk.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities. Comprehensive statutes and regulations govern the manner in which we provide and bill for services and collect reimbursement from governmental programs and private payers, our contractual relationships with our providers, vendors, health network partners and customers, our marketing activities, and other aspects of our operations. Of particular importance are:

state laws that prohibit general business corporations, such as us, from practicing medicine, controlling medical professionals' decisions or engaging in practices such as splitting fees with medical professionals;• federal and state laws pertaining to non-physician practitioners, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement-related requirements;• a provision of the Social Security Act that imposes criminal penalties on healthcare providers who fail to disclose, or refund known overpayments;• the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPAA, and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;• federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances; • state laws related to the advertising and marketing of services by healthcare providers; • federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach;• federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to government healthcare programs or employing or contracting with individuals who are excluded from participation in government healthcare programs;• state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not limited to relationships involving government-funded programs; and• state laws governing healthcare entities that bear financial risk.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

Achieving and sustaining compliance with these laws may prove costly. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and result in adverse publicity.

Medical professionals' operations of medical practices are also subject to various state laws.

Among other things, states regulate the licensure of healthcare providers, the supervision by physicians of non-physician practitioners such as physician assistants, nurse practitioners and registered nurses, the retention and storage of medical records, patient privacy and the protection of health information, and the prescribing and dispensing of pharmaceuticals and controlled substances. All such laws, and interpretations thereof, are subject to change. We could be subject to financial penalties and fines, criminal prosecution or other sanctions if the operations of our medical professionals are found to not comply with these laws.

In addition, our ability to provide our full range of services in each state is dependent upon a state's treatment of telemedicine and emerging technologies (such as digital health services), which are subject to changing political, regulatory and other influences.

Many states have laws that limit or restrict the practice of telemedicine, such as laws that require a provider to be licensed and/or physically located in the same state where the patient is located. Failure to comply with these laws could result in recoupments of prior payments, professional discipline for our providers or civil or criminal penalties.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. New or changed healthcare laws, regulations or standards may harm our business. A review of our business by judicial, law enforcement, regulatory or accreditation authorities could result in challenges or actions against us that could harm our business and operations.

The cost of compliance, and the potential failure to comply with applicable laws and regulations may adversely affect the results of our business operations.

Our alternative healing therapies include the prescription of several medications, including psychedelic substances, ketamine. For example, ketamine as a Schedule III controlled substance under the Controlled Substances Act requires proper authorization and federal and state registration. Under the Controlled Substances Act, controlled substances in Schedule III have an accepted medical use in the United States and have a lower dependence and abuse potential than Schedule II substances. In order to prescribe, dispense and administer a controlled substance in Schedule III, a provider must be authorized to prescribe controlled substances by the state in which the provider is licensed and have a DEA registration. Navigating the legal framework of each state in which we operate through our medical professionals and maintaining compliance requires a significant legal budget, which could potentially harm our results of operations. Further, despite our efforts to remain compliant, if we fail to comply with any state or federal requirements, we could be subject to liability and harm to our brand that would materially affect our business.

Evolving government regulations may increase costs or negatively impact our results of operations.

Our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial and recurring monetary expense. These additional monetary expenditures may increase future overhead, which could harm our results of operations. For example, licensure standards for doctors and behavioral health professionals; laws limiting the corporate practice of medicine and professional fee splitting; laws limiting the use of psychedelic substances, including ketamine; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees, all represent areas of government regulation that, if changed, could adversely affect us. In the jurisdictions in which we operate, we believe• we are in compliance with all applicable laws; however, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our solutions and services in a manner that undermines our solutions' or services' attractiveness to our customers, members, providers, payers or partners, we may become subject to fines or other penalties or, ifwe determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline, and our business may be harmed. Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our solutions or services from being offered to clients and members, which could harm our business.

Evolving government regulations may increase costs or negatively impact our results of operations.

Our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require us to change our practices at an undeterminable and possibly significant initial and recurring monetary expense. These additional monetary expenditures may increase future overhead, which could harm our results of operations. For example, licensure standards for doctors and behavioral health professionals; laws limiting the corporate practice of medicine and professional fee splitting; laws limiting the use of psychedelic substances, including ketamine; cybersecurity and privacy laws; and laws and rules relating to the distinction between independent contractors and employees, all represent areas of government regulation that, if changed, could adversely affect us. In the jurisdictions in which we operate, we believe we are in compliance with all applicable laws; however, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our solutions and services in a manner that undermines our solutions' or services' attractiveness to our customers, members, providers, payers or partners, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline, and our business may be harmed. Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our solutions or services from being offered to clients and members, which could harm our business.

The effectiveness of certain psychedelic substances' medical applications has not been demonstrated in a large number of clinical trials.

While there is an accumulating body of evidence that certain psychedelic substances, including ketamine, may have beneficial effects on depression and anxiety, we believe these substances may possess broader mental wellness properties that can address conditions such as anxiety, depression, post-traumatic stress disorder and other mental health conditions. However, given the novel nature of psychedelic substances treatments, such medical applications have not been demonstrated in a great number of clinical trials. Further, future clinical trials may fail to demonstrate substantial evidence of the effectiveness and safety of psychedelic substances, including ketamine, to address a broader range of mental conditions. If any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be inefficient to patients, this could have a material adverse impact on our business, prospects, financial condition and results of operations.

The effectiveness of certain psychedelic substances' medical applications has not been demonstrated in a large number of clinical trials.

While there is an accumulating body of evidence that certain psychedelic substances, including ketamine, may have beneficial effects on depression and anxiety, we believe these substances may possess broader mental wellness properties that can address conditions such as anxiety, depression, post-traumatic stress disorder and other mental health conditions. However, given the novel nature of psychedelic substances treatments, such medical applications have not been demonstrated in a great number of clinical trials. Further, future clinical trials may fail to demonstrate substantial evidence of the effectiveness and safety of psychedelic substances, including ketamine, to address a broader range of mental conditions. If any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be inefficient to patients, this could have a material adverse impact on our business, prospects, financial condition and results of operations.

The effectiveness of certain psychedelic substances' medical applications has not been demonstrated in a large number of clinical trials.

While there is an accumulating body of evidence that certain psychedelic substances, including ketamine, may have beneficial effects on depression and anxiety, we believe these substances may possess broader mental wellness properties that can address conditions such as anxiety, depression, post-traumatic stress disorder and other mental health conditions. However, given the novel nature of psychedelic substances treatments, such medical applications have not been demonstrated in a great number of clinical trials. Further, future clinical trials may fail to demonstrate substantial evidence of the effectiveness and safety of psychedelic substances, including ketamine, to address a broader range of mental conditions. If any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be inefficient to patients, this could have a material adverse impact on our business, prospects, financial condition and results of operations.

We are dependent on our relationships with our medical professionals, who are mental health professionals that are employees of our affiliated medical group, CYH Medical, to provide healthcare services, and our business would be harmed if those relationships were disrupted.

States have varying laws, rules and regulations regarding the practice of medicine. In most states, the practice of medicine is generally prohibited by lay persons or entities and laws governing the practice of medicine are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers' professional judgment. Due to the foregoing, we operate through our medical professionals, who are affiliated with CYH Medical, which is owned by Dr. Robyn Heister, MD, and contract for healthcare provider services through services agreements with such medical professionals. If our relationships with medical professionals were disrupted for any reason (e.g., if change in government regulation of telehealth or ketamine therapy resulted in exposure to legal ramifications for such medical professionals), our operations and services could experience a disruption that could have a material adverse impact on our business, prospects, financial conditions and results of operations.

Our relationships with medical professionals might be impaired or disrupted if our contractual arrangements with such medical professionals were to become subject to legal challenges.

Our ability to perform digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory and other influences. There is a risk that U.S. state authorities in some jurisdictions may find that our contractual relationships with medical professionals, which govern the provision of digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorney generals, among others. Accordingly, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis, and we cannot provide assurance that our activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, may change in a manner adverse to our business. While our services agreements with medical professionals prohibit us from controlling, influencing or otherwise interfering with their practice of medicine and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that our contractual arrangements and activities with our medical professionals will be free from scrutiny from U.S. state authorities. We cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe our business operations.

We only rely on limited pharmaceutical partners to provide medical professionals' patients with their prescriptions.

We currently operate through medical professionals in thirteen states in the United States, and we rely on 503a compounding pharmacies to deliver through our medical professionals, among other things, ketamine prescriptions to our patients. Thus, we have limited options to make ketamine prescriptions available to our patients. If the 503a compounding pharmacies we work with cease working with us, or if their services were interrupted and we are not able to find alternative third-party pharmaceutical partners, we could experience disruptions in our operations which would adversely affect our business operations. Further, if we fail to renew current agreements with our pharmaceutical partners on terms agreeable to us, or if any of the services provided by our pharmaceutical partners are not performed or the performance is poor, this could adversely affect our business.

If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, or if we fail to achieve and maintain market acceptance for our healthcare services, our business could suffer.

Brand name recognition and credibility is critical for our continued success and to provide access to high quality and novel alternative healing therapies and technology to attract new patients and maintain existing patients. Our business and revenue are heavily reliant on growing and maintaining our base of patients seeking alternative forms of therapy. Market acceptance of our alternative healing therapies and our technology, including our digital platform and patient acquisition depends on educating people, and health networks, as to the distinct features, ease-of-use, positive lifestyle impact, quality, and other perceived benefits of our alternative healing therapies and our technology compared to other more traditional avenues for health care. Market acceptance, among other factors, is highly dependent on our ability to identify particular markets within certain geographic areas and to provide services to local patients in such communities. Additionally, we will rely on word-of-mouth to spread awareness of our alternative healing therapies and our technology solutions, which in turn is dependent on patients relaying positive experiences with us. If we are not successful in demonstrating to existing and potential patients the benefits of our alternative healing therapies and our technology solutions, we could experience lower than expected sales of new treatment packages and a higher rate of existing treatment plan termination. Further, the loss or dissatisfaction of any patient may substantially harm our brand and reputation, inhibit widespread adoption of our solutions and services, reduce our revenue from enterprise clients and health networks, and impair our ability to attract new members and maintain existing members. Further, even if we are successful in our brand promotion activities and deliver high quality alternative healing therapies and technologies through our medical professionals, we cannot guarantee the quality and efficiency of the alternative healing therapies from our medical professionals, as we cannot entirely control the operations of the medical professionals we work with. Lastly, our alternative healing therapies and our technology may also be perceived by our patients as being more complicated or less effective than traditional approaches, and people may be unwilling to deviate from traditional or competing healthcare access options. Any such resistance to adoption of our alternative healing therapies and our technology may harm our business and results of operations.

The potential market opportunity for our alternative healing therapies is difficult to precisely estimate.

Our estimates of the potential market opportunity for our services include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. Independent sources have not verified all of our assumptions. If any of these assumptions proves to be inaccurate, then the actual market for our alternative healing therapies could be smaller than our estimates of the potential market opportunity. If the actual market for our therapies is smaller than we expect, our revenue may be limited, it may be harder than expected to raise funds and it may be more difficult for us to achieve or maintain profitability.

Our pricing model may not be sustainable.
We set the price of our alternative healing therapies in a range which we believe is reasonable for our targeted market. However, our pricing may be too high for potential and existing patients. Additionally, there is currently no reimbursement of our alternative healing therapies from third-party payors or government healthcare programs. Reimbursement policies may be affected by future healthcare reform measures. Many third-party payors limit coverage of or reimbursement for newly approved healthcare products and we cannot be certain that coverage reimbursement will ever be available for our current alternative healing therapies or any therapies we may develop in the future. If it turns out that our alternative healing therapies are not reasonably priced, this could deter potential members from choosing our alternative healing therapies. Our anticipated revenue and gross margins may be adversely affected, and we may not be able to generate sufficient revenue to continue our business operations.

We are highly dependent upon consumer perceptions of the safety and quality of our alternative healing therapies.
We may face limited adoption if third-party therapy sites, therapists or prospective patients are unwilling to try such a novel treatment as our alternative healing therapies include controlled substances that might be perceived as controversial. There has been a history of negative media coverage regarding psychedelic substances, including ketamine, which may affect the public's perception of our alternative healing therapies. In addition, ketamine may elicit intense psychological experiences, and this could deter prospective patients from choosing this course of treatment. Our business could be adversely affected if we were subject to negative publicity or if any of our alternative healing therapies or any similar therapies distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from a patient's use or misuse of our alternative healing therapies or any similar therapies distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.

We operate in a competitive market, and if we are not able to compete effectively our business would be adversely affected. The market for healthcare solutions and services is intensely competitive. We operate in a highly competitive market with providers utilizing more traditional health care solutions and providers offering novel alternative health care solutions similar to us. Our success is dependent upon our ability to address our patients' needs with superior results, retaining existing patients and gaining new patients at a scale comparable to our competitors. We compete across various segments within the healthcare market, including with respect to traditional healthcare providers, technology platforms, care management and coordination, digital health, telehealth and telemedicine and health information exchange. Competition in our market involves rapidly changing technologies, evolving regulatory requirements and industry expectations, frequent new product and service introductions and changes in customer requirements. If we are unable to keep pace with the evolving needs of our patients and partners and continue to develop and introduce new applications and services in a timely and efficient manner, demand for our solutions and services may be reduced and our business and results of operations would be harmed. Many of our competitors may have greater name recognition, longer operating histories and significantly greater resources than we do. Thus, our competitors may be able to respond more efficiently and effectively than we can to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. Accordingly, and for the foregoing reasons, current and future patients may accept solutions provided by our competitors instead of ours. As a result, ifwe are not able to successfully compete in this healthcare market and achieve intended market recognition, our business, financial condition and results of operation will be adversely affected. We are dependent on our key directors, officers and certain advisors. The Company is dependent on the services of its management, including, without limitation, Mark Holland and Rob Lee. In addition, the Company engages advisors from various industries, including the mental healthcare industries. Future success and profitability are substantially dependent upon those individuals. No assurance can be given that the Company will succeed in retaining our management and advisors or finding suitable successors in the event of their loss or unavailability. The loss of any of the aforementioned individuals will have an adverse effect on the operations of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. Further, we have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements. Therefore, acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

If we are not able to recruit and retain qualified personnel, we may fail in developing our technologies and operations.
Our future success depends to a significant extent on attracting and retaining highly skilled personnel. Competition is intense for qualified personnel, and we may not be successful in continuing to attract and retain qualified personnel. If we are not able to successfully attract and retain qualified personnel, it will affect our performance and the loss of any of our

personnel could harm our business and might significantly delay or prevent the achievement of research, development or business objectives.

We could experience losses or liability, including medical liability claims, causing us to incur significant expenses and requiring us to pay significant damages if not covered by insurance.

Our business entails the risk of medical liability claims against both our medical professionals and us. Although the medical professionals we work with carry insurance covering medical malpractice claims in amounts that we believe are appropriate in light of the risks attendant to our business, successful medical liability claims could result in substantial damage awards that exceed the limits of the applicable medical professionals' insurance coverage. CYH Medical covers professional liability insurance and a general insurance policy, which covers medical malpractice claims, for each medical professional we work with. Professional liability insurance is expensive and insurance premiums may increase significantly in the future. As a result, adequate professional liability insurance may not be available to our providers at acceptable costs or at all. Accordingly, this could expose our medical professionals and potentially us to liability, resulting in substantial damage awards which could harm our business, financial conditions and result of operations.

Due to our novel alternative healing therapies, including the involvement of certain controlled substances (e.g. ketamine), we may have a difficult time obtaining and maintaining the various insurances that are desired to operate our business, which may expose us to additional risk and financial liabilities.

Certain business insurance solutions could be more difficult for us to find and more expensive. There are no guarantees that we will be able to find adequate insurances in the future, or that the cost will be affordable to us. If we are forced to go without such insurances, it may prevent us from entering into certain business sectors, may inhibit our growth, and may expose us to additional risk and financial liabilities.

Current or future litigation against us could be costly and time-consuming to defend.

We are subject, and in the future may become subject from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our patients or partners in connection with commercial disputes, consumer class action claims, or other litigation matters. In particular, as we are growing our user base, we may be subject to an increasing number of claims that are brought against us directly or against our medical professionals. Additionally, our alternative healing therapies, including the prescription and use of psychedelic substances, such as ketamine, expose us to additional risk of liability given the novelty of such treatments and the unknown side effects these psychedelic substances may trigger. Any form of claim or legal proceeding may result in substantial costs, settlement and judgments and may divert management's attention and resources, which may substantially harm our business, financial condition and results of operations. Insurance may not cover such claims and legal proceedings, may not provide sufficient payments to cover all of the costs to resolve one or more such claims and may not continue to be available on terms acceptable to us.

We may be constrained by law in our ability to market and advertise our services.

Our marketing and advertising efforts may be subject to regulations by various regulatory agencies in the jurisdictions we do business. Among others, our marketing activities may be governed by a number of state rules, such as the California Business and Professions Code section 651, the Florida Statute 456.062, and the Texas Administrative Code, Title 22, Part 9, Chapter 164. In some states, the state's attorney general may commence civil and criminal actions on behalf of a patient in the event there is a violation of federal or state laws. Any actions against us by these regulators would have a material and adverse effect on our business, financial condition, reputation, and operations.

Our current and potential future digital technologies may not be successful, which may adversely affect our business, financial condition and results of operations.

We employ digital technologies to collect data, educate patients and therapists, and our therapy model relies on our online platform. Our efforts to develop or acquire current and potential future technologies involve significant time, costs, and other resources, and may divert our management team's attention and focus from executing on other key elements of our strategy. If our efforts to develop or acquire these digital technologies are unsuccessful, it may have a materially adverse impact on our business, future prospects and financial position. Additionally, our current and future digital technology solutions involve the collection, storage, usage or disclosure of sensitive data, including protected health information ('PHI'), and other types of personal data or personally identifiable information ('PII'). However, such current or future digital technology solutions could compromise sensitive information related to our business, patients, healthcare professionals, therapists, third-party therapy sites and collaborators, and expose us to liability, which could adversely affect our business and our reputation. Measures taken to protect our systems, those of our subcontractors, or sensitive data, including, without limitation, PHI or PII, that we or our subcontractors process or maintain, may not adequately protect us from the risks associated with the collection, storage and transmission of such information. Although we take steps to help protect confidential and other sensitive information from unauthorized access or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses, failures or breaches due to third-party action, employee negligence or error, malfeasance or other disruptions. Such disruptions may expose us to liability, and negatively affect our business and results of operations.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in our cyber security or cyber security of our collaborators, vendors and other partners.

Given our limited operating history, we are continually implementing and improving our internal security measures. Our internal computer systems, which are currently managed in-house, and those of current and future third parties on which we rely may fail and are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, pandemics and telecommunications and electrical failure. Any system failure, accident or security breach that causes interruptions in our own or in third-party service vendors' operations could result in a material disruption of our therapy programs. In addition, our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. While we have not, to our knowledge, experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations.

Failure to comply with health and data protection laws and regulations could lead to U.S. federal and state government enforcement actions, including civil or criminal penalties, private litigation, and adverse publicity and could negatively affect our operating results and business.

We are subject to U.S. federal and state data protection laws and regulations, such as laws and regulations that address privacy and data security. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data, which are subject to privacy and security requirements under HIPAA, as amended by HITECH. HIPAA establishes a set of basic national privacy and security standards for the protection of PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, which includes our medical professionals, and the business associates with whom such covered entities contract for services that involve the use or disclosure of PHI, which includes us. Additionally, many states have enacted similar laws that may impose more stringent requirements on entities like ours. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative penalties if we obtain, use, or disclose PHI maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA. Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for consumers (as that term is broadly defined) and new operational requirements for companies, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may impact certain of our business activities. The CCPA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business.

Compliance with U.S. and foreign privacy and data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Claims that we have violated individuals' privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we're not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We will rely on internet infrastructure, bandwidth providers, other third parties and our own systems to offer access to our platform to our customers and partners and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and hurt our reputation and relationships with clients and partners. The ability to operate our platform will depend on the development and maintenance of the infrastructure of the internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable internet access. Any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers' systems or our own systems to handle current or higher volume of use could significantly harm our business and reputation.

All of the Company's capital stock, including the Securities, are subject to significant transfer restrictions.
No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legended accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION." As a result, investors face impediments with respect to the transfer of the Securities which may in turn limit their abilities to obtain liquidity for their investments.

Integration and Support
"Choose Your Horizon" does not offer therapy sessions or integration work as part of their packages. This may limit the effectiveness of their treatment for some patients who require more comprehensive care.

Clinical Expertise

Ensuring that the clinicians and care teams providing support have the necessary expertise and qualifications to guide patients through psychedelic experiences is crucial for safety and positive outcomes.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mark Holland	18,360,000	Class A Common Stock	68.69%
Robert Lee	8,100,000	Class A Common Stock	27.61%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Non-Voting Common Stock, SAFE, and SAFE Series 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,623,512 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 60,000,000 with a total of 29,730,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total number outstanding of Class A Common Stock includes 26,730,000 outstanding shares of Common Stock, 2,632,998 shares of issued stock options, and 367,002 shares of stock options, reserved but unissued.

Right of First Refusal

No holder of shares of the Company may sell, transfer, assign, pledge or otherwise dispose of or encumber any of the shares of stock of the Company without the Company's consent. Furthermore, the Company holds a right of first refusal with respect to all shares of its capital stock, including the Securities being offered by the Company in this offering. This means that if an investor should seek to sell its Securities, the investor is required to first notify the Company of its intention to sell the Securities, the name of the proposed transferee, and the price and number of Securities to be sold. The Company has the right to purchase all (but not less than all) of the Securities the investor intended to sell at the terms described in the investor's notice to the Company. The Securities, if certificated, are legended accordingly, as follows: "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

This restriction does not apply to shares sold in this offering.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 2,762,020 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Transfer Restrictions - Shares sold in this offering will not be subject to certain transfer restrictions included in the Company's bylaws.

Dividends. Holders of Class A Common Stock and Class B Non-Voting Common Stock shall be entitled to the payment of dividends when and as declared by the board of directors of the corporation in accordance with applicable law and to receive other distributions from the corporation. Any dividends declared by the board of directors to the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares.

Liquidation, Dissolution or Winding Up. In the event, the funds and assets shall be distributed among the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock pro rata in accordance with the number of shares.

No Conversion Rights. Shares of Class B Non-Voting Common Stock are not convertible into shares of Class A Common Stock.

For additional rights in their entirety, please refer to the Company's Amended and Restated Certificate of Incorporation

(Exhibit F).

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $1,483,000.00
Maturity Date: October 15, 2032
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: priced investment round

Material Rights

There are no material rights associated with SAFE.

SAFE Series 2

The security will convert into Preferred stock and the terms of the SAFE Series 2 are outlined below:

Amount outstanding: $150,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $17,500,000.00
Conversion Trigger: priced investment round

Material Rights

There are no material rights associated with SAFE Series 2.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $1,483,000.00
  Use of proceeds: Marketing, team expansion, legal, SG&A
  Date: October 15, 2032
  Offering exemption relied upon: 506(b)

- Name: Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $1,176,010.90
  Number of Securities Sold: 2,693,455
  Use of proceeds: Sales & Marketing | Operations, employment, salaries et | Product/service development | State Expansion
  Date: October 31, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $150,000.00
  Use of proceeds: operations
  Date: September 04, 2024
  Offering exemption relied upon: 506(b)

- Name: Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $34,282.50
  Number of Securities Sold: 68,565
  Use of proceeds: Sales & Marketing | Operations, employment, salaries et | Product/service development | State Expansion
  Date: October 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $1,098,756 and 2022 was $113,336.52, an increase compared to fiscal year 2021 revenue of $2,569.88. As a result of state expansion and increased marketing and advertising the revenue increased year over year. We believe that the increase in revenue is indicative of the demand for Choose Your Horizon's services.

In 2023 the company sold over $1.9M in treatment packages. Given the nature of this novel treatment and its abundance of safety, we do not approve all patients for the treatment. The science continues to evolve and safety data is revealed which allows the company to approve more patients in a safe manner.

Revenue (unaudited) for 2023 year-to-date (through December) is approximately $1,990,000.

In 2023, Choose Your Horizon sold $1.9 million in treatment packages but recorded $1.1 million in net revenue due to the following adjustments:

Discounts: $156,448 in discounts reduced total revenue.

Non-Approved Treatments: $688,777 worth of treatments were not fully approved or delivered by year-end.

Refunds: $45,806 was refunded for canceled or returned treatments.

These adjustments are in line with proper revenue recognition standards (FASB ASC 606), reflecting the true net revenue of $1.1 million.

Cost of sales

Cost of sales in 2023 was $391,432 and 2022 was $101,096.25, an increase from costs of $0 in fiscal year 2021. The business started in 2021 with nominal revenue which resulted in no cost of sales. The increase was largely due to an increase in sales.

Gross profit/gross margins

2022 gross profit increased to $12,240 over 2021 gross profit and 2023 it was $707,324 Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2023 increased to $1,786,578

This increase was due to increased marketing and advertising allocation costs. The Company hired several contractors in 2023, in sales, marketing, and operational capacities.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company invested in the development of its platform so that it could scale the business through the next several years. Past cash was primarily generated through sales and investments. Our goal is to expand the business to 50 states, add additional services, and drive revenue with a forward view to profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2024, the Company has capital resources available in the form of a line of credit for $20k from Capital One, and approximately $76,904.06 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support salaries, sales, marketing, state expansion and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, roughly 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for four (4) months. This is based on a current monthly burn rate of $75k for expenses related to salaries, marketing, and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately thirteen (13) months. This is based on a current monthly burn rate of roughly $75k for expenses related to salaries, marketing, and general operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including venture capital and crowdfunding.

Indebtedness

- Creditor: SAFE
  Amount Owed: $1,483,000.00
  Interest Rate: 0.0%
  Maturity Date: October 15, 2032
  $1,483,000.00 Maturity Date: 10 15, 2032 Interest Rate: 0 Conversion Into: Common stock Conversion Trigger: priced investment round Discount Rate: 20 Valuation Cap: 5000000 If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the outstanding Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the outstanding Purchase Amount, provided that the Investor or the Majority Holders (as the case may be) make such election in writing to the Company prior to the consummation of such Liquidity Event or (ii) automatically receive from the Company a number of shares of Common Stock equal to the outstanding Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the outstanding Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Such Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

- Creditor: SAFE series 2
  Amount Owed: $150,000.00
  Interest Rate: 0.0%

- Creditor: Mark Holland
  Amount Owed: $100,000.00
  Interest Rate: 9.14%
  Maturity Date: March 20, 2025
  On September 20, 2024, the Company received a loan from the CEO Mark Holland in the amount of $100,000, bearing an interest of 9.14% per annum and with a maturity date of March 20, 2025.

Related Party Transactions

- Name of Person: Mark Holland
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: On September 20, 2024, the Company received a loan from the CEO Mark Holland in the amount of $100,000, bearing an interest of 9.14% per annum and with a maturity date of March 20, 2025.

Valuation

Pre-Money Valuation: $22,094,573.60

Valuation Details:

The Company set its valuation internally without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. In making this calculation, we have assumed: (i) all outstanding options are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,633,000.00 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Premium Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,823,988.16, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales and Marketing
  40.0%
  Continue to build out the sales team and drive above-the-line marketing/advertising to increase sales.

- Operations
  25.0%
  Administrative and operational expenditure.

- Research & Development
  20.0%
  Continue to build upon the telemedicine platform and expand offerings.

- State Expansion
  9.5%
  Legal and support related to state expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.chooseyourhorizon.com (www.chooseyourhorizon.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/chooseyourhorizon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Choose Your Horizon Inc

[See attached]

CHOOSE YOUR HORIZON, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Choose Your Horizon, Inc.
Austin, Texas

Opinion

We have audited the financial statements of Choose Your Horizon, Inc., which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flow for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Choose Your Horizon, Inc. as of December 31, 2023, and December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Choose Your Horizon, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Choose Your Horizon Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is

higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Choose Your Horizon, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Choose Your Horizon Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

October 01, 2024
Los Angeles, California

CHOOSE YOUR HORIZON INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	117,329	$	474,611
Accounts Receivable		269,733		-
Inventory		2,925		2,925
Total Current Assets		**389,987**		**477,536**
Total Assets	$	**389,987**	$	**477,536**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	40,244	$	11,706
Credit Cards		33,659		6,176
Total Current Liabilities		**73,903**		**17,882**
Simple Agreement for Future Equity (SAFEs)		1,807,406		801,667
Total Liabilities		**1,881,309**		**819,549**
STOCKHOLDERS EQUITY				
Common Stock - Class A		2,674		446
Common Stock - Class B		54		-
Equity Issuance Costs		(25,987)		-
Subscription Receivable		(12,554)		-
Additional Paid in Capital		249,785		40,402
Retained Earnings/(Accumulated Deficit)		(1,705,294)		(382,860)
Total Stockholders' Equity		**(1,491,322)**		**(342,013)**
Total Liabilities and Stockholders' Equity	$	**389,987**	$	**477,536**

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	1,098,756	$	113,337
Cost of Goods Sold		391,432		98,180
Gross profit		707,324		15,157
Operating expenses				
General and Administrative		561,670		243,844
Sales and Marketing		1,025,245		96,149
Research and Development		199,663		-
Total operating expenses		1,786,578		339,993
Operating Income/(Loss)		(1,079,254)		(324,836)
Interest Expense		-		(128)
Other Loss/(Income)		(256,911)		(60,466)
Income/(Loss) before provision for income taxes		(1,336,165)		(385,430)
Benefit/(Provision) for income taxes		-		-
Net Income/(Net Loss)	$	(1,336,165)	$	(385,430)

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock - Class A Shares	Amount	Common Stock - Class B Shares	Amount	Additional Paid In Capital	Equity Issuance Costs	Subscription Receivable	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021	-	-	-	-	-	-	-	1,511	$ 2,570	$ 4,081
Conversion from LLC to Corporation	4,455,000	446	-	-	37,663	-	-	(1,511)		36,598
Share-Based Compensation	-	-	-	-	2,738	-	-	-		2,738
Net income/(loss)	-	-	-	-	-	-	-	-	(385,430)	(385,430)
Balance—December 31, 2022	4,455,000	$ 446	-	$ -	$ 40,402	$ -	$ -	$ -	$ (382,860)	$ (342,013)
Split of shares 1:6	22,275,000	2,228	-	-	(2,228)	-	-	-	-	-
Issuance of common stock	-	-	539,239	54	201,455	(25,987)	(12,554)	-	-	162,968
Share-Based Compensation	-	-	-	-	10,156				-	10,156
Treasury Stock issuance	-	-	-	-	-	-	-	-	-	-
Adjustments related to PY	-	-	-	-	-	-	-	-	13,731	13,731
Net income/(loss)	-	-	-	-	-	-	-	-	(1,336,165)	(1,336,165)
Balance—December 31, 2023	26,730,000	$ 2,674	539,239	$ 54	$ 249,785	$ (25,987)	$ (12,554)	$ -	$ (1,705,294)	$ (1,491,323)

See accompanying notes to financial statements.

CHOOSE YOUR HORIZON INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,336,165)	$ (385,429)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Adjustment to Fair Value of SAFEs	262,740	61,667
Share-based Compensation	10,156	2,738
Other non-cash items	13,732	-
Changes in operating assets and liabilities:		
Accounts Receivable	(269,733)	-
Inventory	(0)	(2,925)
Accounts Payable	28,538	11,706
Credit Cards	27,483	6,150
Net cash provided/(used) by operating activities	**(1,263,250)**	**(306,093)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	162,968	36,598
Borrowing on SAFEs	743,000	740,000
Net cash provided/(used) by financing activities	**905,968**	**776,598**
Change in Cash	(357,282)	470,505
Cash—beginning of year	474,611	4,107
Cash—end of year	**$ 117,329**	**$ 474,611**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ 128
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Choose Your Horizon Inc. was formed on August 22, 2018, in the state of Delaware as a Limited Liability Company, under the name of CPG Experience, LLC. In 2022, the company converted from an LLC to a Corporation and changed its name to Choose Your Horizon Inc. The financial statements of Choose Your Horizon, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

Choose Your Horizon, formerly Choose Ketamine, is a wellness platform that connects patients with psychiatric medical practices that can provide at-home ketamine therapy. The Choose Ketamine platform is overseen by an advisory team of certified medical experts who have experience with psychedelic medicine and behavioral health. Choose Ketamine's mission is to provide evidence-based, patient-first medical care to those who suffer from mental health disorders by making at-home ketamine treatment options available to more people.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC-insured limits by $0 and $224,542, respectively.

Inventories

Inventories are valued at the lower cost or net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

Choose Your Horizon, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing services on its wellness platform. The Company had following revenue structure in 2023 and 2022:

As of Year Ended December 31,	2023	2022
Gross Revenue	$ 1,989,787	$ 113,337
Discounts	(156,448)	-
Non-Approval	(688,777)	-
Refund	(45,806)	-
Net Revenue	$ 1,098,756	$ 113,337

Cost of sales

Costs of goods sold include the cost of clinicians, prescriptions, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $1,025,245 and $96,149, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 01, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001. On October 9, 2023, the Company executed 1:6 Stock Split where the Company is authorized to increase the number of shares from 10,000,000 shares to 70,000,000 shares, designating 60,000,000 shares as Class-A Common Stock, with a par value of $0.0001 per share, and 10,000,000 shares as Class-B Non-Voting Common Stock, with a par value of $0.0001 per share.

As of December 31, 2023, and December 31, 2022, 26,730,000 and 4,455,000 shares of Class-A Common Stock were issued and outstanding, respectively.

As of December 31, 2023, and December 31, 2022, 539,239 and 0 shares of Class B Non-Voting Common Stock were issued and outstanding, respectively.

4. SHARE-BASED COMPENSATION

During 2022 the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2023
Expected Life (Years)	10.00
Risk-Free Interest Rate	4.41%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$ -	-
Granted	240,000	0.010	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2022	240,000	$ 0.010	9.54
Exercisable Options at December 31, 2022	-	$ -	-
Granted	143,333	0.201	
Stock split 1:6	1,326,665		
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2023	1,709,998	$ 0.20	8.79
Exercisable Options at December 31, 2023	-	$ -	-

Stock option expenses for the years ended December 31, 2023, and December 31, 2022 was $10,156 and $2,738, respectively.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of December 31,	
Simple Agreements For Future Equity	Principal Amount	Borrowing Period	Valuation Cap	Discount	2023	2022
SAFEs 2022	$ 740,000	Fiscal Year 2022	$ 5,000,000	80%	$ 740,000	$ 740,000
SAFEs 2023	743,000	Fiscal Year 2023	5,000,000	80%	743,000	-
Change in Fair Value of SAFEs					324,406	61,667
Total SAFE(s)					$ 1,807,406	$ 801,667

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the outstanding Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the outstanding Purchase Amount, provided that the Investor or the Majority Holders (as the case may be) make such election in writing to the Company prior to the consummation of such Liquidity Event or (ii) automatically receive from the Company a number of shares of Common Stock equal to the outstanding Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the outstanding Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Such purchase amount will be paid prior to and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock by reason of their ownership thereof. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$ (364,105)	$ (115,764)
Valuation Allowance	364,105	115,764
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (479,869)	$ (115,764)
Valuation Allowance	479,869	115,764
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal net operating loss ("NOL") carryforwards of $369,807, and the Company had state net operating loss ("NOL") carryforwards of approximately $110,062. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions as of December 31, 2023, and 2022.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through October 01, 2024, which is the date the financial statements were available to be issued.

In the year 2024, the Company issued 2,154,216 shares of Class-B Non-Voting Common Stock with a total raise of $873,103, gross of issuance costs.

On September 20, 2024, the Company received a loan from the CEO Mark Holland in the amount of $100,000, bearing an interest of 9.14% per annum and with a maturity date of March 20, 2025.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,079,254, and an operating cash flow loss of $1,263,296. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Choose Your Horizon's Treatment Sales Grew 236% between July 2023 and June 2024

Choose Your Horizon is a mental wellness company that's helping modernize the way we treat anxiety, depression, PTSD, substance use disorders, and more. Our revolutionary telemedicine platform has generated $2.6M in gross sales in 12 months, marking significant year-over-year growth as we connect certified medical experts with more patients across the country.

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.





CHOOSE
YOUR HORIZON
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The Future Of Mental Health
Psychedelic Therapy
& Health Technology

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OVERVIEW ABOUT UPDATES REWARDS DISCUSSION INVESTING FAQS

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RESERVATIONS
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REASONS TO INVEST



- Choose Your Horizon generated $2.6M in sales from July 2023 to July 2024, 2.3x growth over July 2022–June 2023, and has already surpassed its 2023 gross revenue year-to-date in 2024.*



- Choose Your Horizon is now accepted by major insurers like Blue Cross Blue Shield, Aetna, and United Healthcare in TX, CA, & GA, reducing out-of-pocket costs by up to 50% and making transformative care more accessible.



- Choose Your Horizon's co-founders, with two $100M+ exits**, continue to add value by diversifying revenue through a B2B2C referral platform, proven mental health protocols for addiction & more.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

*The sales figures and growth rates reflect historical performance for the 12-month period ending June 2024 and do not guarantee future results.

**The co-founders' past exits and experience are not indicative of future success, and all claims about revenue diversification and mental health protocols should not be construed as guarantees of future performance.

TEAM



Mark Holland • Founder & CEO

Mark, a serial entrepreneur in consumer health, is CEO of Choose Your Horizon, a telehealth company offering affordable Ketamine Therapy in 15 states for treatment-



resistant anxiety, depression, and more. He previously built a $50M nutraceutical business, which he sold to a Fortune 500 company, and has chaired YPO's Sustainable Business Network.

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Rob Lee • Co-founder & COO

Co-founder & COO Rob Lee has 15+ years of experience in executive operations and business development, contributing to two successful consumer health exits worth over $250M. He holds a master's in international business (2015) and a degree in business finance (2012).

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Dr. Robyn Heister • Chief Medical Officer

Dr. Robyn Heister is a Precision Medicine thought leader with expertise in Emergency Medicine, Clinical Research, and Medical Education. She focuses on using genomics and deep learning to optimize healthcare. Dr. Heister serves as a scientific advisor to Elo Health and Choose Health and is Director of Translational Research at Human Longevity, Inc.

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Dominique Louis PMHNP • Lead Psychiatric NP

Dominique Louis is a double-published, board-certified psychiatric nurse practitioner with over a decade of experience in ketamine therapy. Her background spans critical care, nurse education, community health, outpatient addiction, partial residential, and inpatient care for adolescent and adult mental health populations.

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Dr. Habir Singh • Medical Advisor

Dr. Harbir Singh is a Board Certified Emergency Medicine Physician with extensive experience in patient care, both in and out of the hospital. As CEO of Kyle ER & Hospital near Austin, TX, he provides high-quality, concierge care at lower costs. Dr. Singh is dedicated to addressing major healthcare challenges and has significant experience with ketamine in clinical settings.

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Dr. Stephanie Coleman • Medical Advisor

Dr. Stephanie Coleman is a board-certified physician trained at Upstate Medical University, with a residency at Boston Medical Center & a fellowship at Beth Israel Deaconess Harvard Hospital. She is a member of the Psychedelic Medicine Association, the American Society of Ketamine Physicians, & a graduate of several psychedelic practitioner programs, including CIIS.


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Danielle McFarlin • Lead Integration Specialist & Patient Care Coordinator
Danielle McFarlin is a TEDx speaker, author, and rape crisis advocate who has been guiding transformative experiences with psychedelic medicines since 2010, using Shamanism as the foundation of her practice. She aims to be a beacon of hope for those who feel their lives are beyond repair.
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THE PITCH

Real Solutions for Mental Health: Psychedelic Therapy, Addiction Treatment, and Expert-Led Care

At Choose Your Horizon, we provide patients with a combination of innovative treatments to address their mental health, addiction issues, and even co-occurring disorders:

Transformational Care Options


Ketamine Therapy
A fast-acting alternative to traditional antidepressants, delivering immediate relief. Ketamine therapy helps with Anxiety, Depression, PTSD, and OCD. Ketamine has been used in the US medical system for over 40 years.


Naltrexone for Alcohol Use
A proven treatment for addiction that blocks the endorphins from alcohol, helping patients reduce consumption and cravings. Naltrexone was FDA approved in the 1980's.


Access to Therapists & Clinicians
Patients are supported throughout their treatment journey by our network of experienced mental health professionals who guide them through ketamine-assisted therapy and addiction management.

This multi-faceted approach allows us to address not only anxiety, depression, and PTSD, but also substance use disorders, giving patients access to a more holistic range of mental health treatments.

THE EVOLUTION OF
Mental Health Treatments



1934
Lobotomy

1952
Monoamine
Oxidase Inhibitors

1987
SSRIs & SNRIs

2019
FDA Approves
Esketamine

TODAY

CHOOSE
YOUR HORIZON

Breakthrough Mental Health

Breakthrough Mental Health & Addiction Protocols

- 🧠 Ketamine Assisted Therapy
- 🩺 Naltrexone Treatment For Addiction
- 💬 Psychotherapy & Coaching
- ➕ And More

THE OPPORTUNITY

The Growing Mental Health Crisis: A Call For Modern Solution

Over 100 million Americans suffer from debilitating mental health issues such as anxiety, depression, PTSD, and substance use disorders. Current treatments like SSRIs often fail to deliver results for more than half of these patients. They also come with significant side effects, leading many to seek alternative solutions.

The need for innovative, effective treatments has never been more urgent as the mental health crisis continues to grow.

At Choose Your Horizon, we provide cutting-edge, science-based treatments that offer faster, longer-lasting relief with fewer side effects than traditional medications. Our at-home ketamine therapy for anxiety, depression, and PTSD is transforming how mental health is treated. This success has also led to new approaches for addiction therapy that give patients more control. We combine powerful, proven treatments with the convenience of telemedicine to offer a lifeline to those who need it most.

The Problem

Mental health disorders are **increasing.**

>100,000,000 U.S. adults experience Depression, Anxiety, PTSD or Alcohol Abuse

13% Of all U.S. adults take antidepressants

38% Of those on antidepressants experience side effects

Source | *Source*

Business Growth: Multiple Revenue Streams Driving Success

Choose Your Horizon is not only transforming lives but also building a scalable, profitable business. Our growth model spans multiple revenue streams and includes:

- **Direct-to-Consumer Sales (D2C):** We continue to drive significant sales growth with treatment packages for at-home ketamine therapy, selling $2.6 million in the past 12 months—a 2.3x increase from the prior year.
- **Insurance Partnerships:** With coverage from major insurers such as Blue Cross Blue Shield, Aetna, and United Healthcare in Texas, California, and Georgia, our treatments are now more accessible than ever, reducing out-of-pocket costs by up to 50% for patients.
- **B2B2C Therapist Support Technology Platform:** Our new referral platform allows therapists and clinicians to offer medication-assisted therapy to their clients with access to our treatment programs, offering new business opportunities and expanding our reach.
- **Subscription Revenue:** We've introduced a subscription-based model for addiction treatment using Naltrexone, creating a recurring revenue stream while addressing an urgent mental health need and increasing patient affordability.



Strong Revenue Growth

Chart: Package Sales Growth

- H1 '22: $67,445
- H2 '22: $272,436
- H1 '23: $848,139
- H2 '23: $1,140,958
- H1 '24: $1,471,218

Y-axis: $500K, $750K, $1.00M, $1.25M, $1.50M

Choose Your Horizon is now approved
by major insurance companies






THE MARKET & OUR TRACTION

Real Outcomes: Proven Patient Success

Since our launch, Choose Your Horizon has treated over 4,000 patients, delivering real, measurable improvements to their mental health. Our outcomes data demonstrates the life-changing impact of our treatments:

Impressive Patient Outcomes
98%
of patients report improvement in symptoms
66%
avg. reduction of symptoms in PTSD patients
45%
avg. reduction of symptoms in depression patients
58%
avg. reduction of symptoms in anxiety patients
"I can confidently say that ketamine therapy has changed my life. I went into this hoping to find out why no medication and therapy had seemed to move the needle and to dig deeper into my psyche to see if I could find any answers and hoped that the medication would work to directly change the way my brain had been programmed. I was completely taken aback by what this treatment exposed and how, unbeknownst to me it was quietly changing the way I thought and saw things."
S. M. California - 2023











**The above testimonial may not be representative of the opinions or experiences of other customers and is not a guarantee of future performance or success.*

As we continue to expand and give more people the opportunity to reclaim their mental health, these numbers have the potential to grow dramatically.

Expanding Access Nationwide: Building the Future of Mental Health

Choose Your Horizon has treated patients in 23 states, with plans to expand access to all 50 states. This continued expansion allows us to reach more individuals in need of alternative mental health treatments, ensuring that our solutions are available nationwide.

As the demand for alternative therapies like ketamine and psychedelics grows, we are well-positioned to lead the charge in transforming the mental health landscape across the country.



Expanding State Coverage
WA
OR
CA
MT
NE
CO
AZ
TX
MN
IA
WI
MI
OH
TN
GA
FL
NY
ME
NH
MA
CT
States where Choose Your Horizon is Available

WHY INVEST

Why Invest in Choose Your Horizon?

By investing in Choose Your Horizon, you are not only contributing to a company that is solving one of the most pressing crises in the U.S. but also supporting a business with a proven track record of success. We're more than a mental health company; we're an engine for growth, combining innovative treatments, technology-driven platforms, and a compassionate, patient-centered approach.

Join us in building the future of mental health and helping millions of Americans regain control of their lives.

ABOUT

106 E 6th St, Unit 900
AUSTIN, TX 78701

View Site ↗

Choose Your Horizon is a mental wellness company that's helping modernize the way we treat anxiety, depression, PTSD, substance use disorders, and more. Our revolutionary telemedicine platform has generated $2.6M in gross sales in 12 months, marking significant year-over-year growth as we connect certified medical experts with more patients across the country.

ALL UPDATES

10.23.24

A Note from the Founders

Dear Investors and Supporters,

We're Mark Holland and Rob Lee, co-founders of Choose Your Horizon, and we'd like to share what drives our mission to transform mental health care in America.

Our story begins in Ireland, where we both grew up. While our homeland is rich with culture and pride, it's also a place where mental health struggles often go unspoken. We met in America during a previous business venture in consumer health and functional medicine, and we witnessed firsthand how the wellness industry was evolving - from nutraceuticals to sophisticated, science-based protocols. Yet we noticed a striking gap: while holistic medicine was advancing rapidly for physical health, there were few innovative solutions for mental health beyond traditional pharmaceuticals.

Our personal experiences with ketamine therapy opened our eyes to its transformative potential, but also to the significant barriers to access and integration. This led us to launch a pilot program in January 2022 in Colorado, where the remarkable patient outcomes confirmed what we suspected: we had discovered an opportunity to make a real difference in mental health care.

Today, Choose Your Horizon has treated over 4,000 patients across 23 states, with 98% seeing an improvement in symptoms. We've generated $2.6 million in gross sales in the past year alone - and have experienced a YOY increase of 236%.


CHOOSE
YOUR HORIZON
"Holistic medicine was advancing rapidly for physical health, but there were few innovative solutions for mental health beyond traditional pharmaceuticals."
Rob Lee | COO
Mark Holland | CEO

But numbers tell only part of the story. What truly drives us are testimonials like this from one of our patients:

"The team at Choose Your Horizon has been more than just professional; they've been compassionate, genuinely caring, and they've created a safe space where I can finally begin to heal... Mental health is everything - it affects how I live, how I connect with my daughters, and how I move forward in life."

- D.R., Choose Your Horizon Patient, October 2024

As we expand nationwide and launch new programs, including our innovative B2B2C platform and specialized treatment protocols, we remain committed to our core mission: making effective mental health care accessible to all who need it. With over 100 million U.S. adults reporting symptoms of anxiety, depression, PTSD, and other mental health challenges, the need has never been greater.

Join us in building the future of mental health care. Reserve your investment with us now for 10% bonus shares!

In Health,
Mark Holland & Rob Lee
Founders, Choose Your Horizon

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

10.17.24

Choose Your Horizon: Progressive Mental Healthcare

Choose Your Horizon is transforming at-home mental health treatment by combining the power of telehealth and proven medicinal therapies.

With sales growth of 236% between July 2023 and June 2024 and a seasoned leadership team, we're only scratching the surface of our potential impact.

Join us on our journey to revolutionizing mental health care for millions of Americans. Reserve your investment now for 10% bonus shares.


CHOOSE
YOUR HORIZON
100 million
U.S Adults suffer from anxiety, depression, PTSD or addiction.
www.chooseyourhorizon.com

Over 100 Million U.S. Adults Report Symptoms of Anxiety, Depression, PTSD, and Addiction – Less Than Half Find Relief With SSRIs.

Choose Your Horizon's unique platform provides an innovative and therapeutic approach to mental health care. Leveraging telemedicine and concierge medicinal therapies, Choose Your Horizon has successfully treated over 4,000 patients from the comfort of their own homes - with patients reporting a 98% improvement rate in their symptoms.

Our Treatment Progress:

2024 has been an incredible year of growth - our demonstrated success has established a foundation for future expansion and investment.

- $2.5 Million in Treatment Packages: We've generated over $2.5 million in gross sales over the past 12 months, marking a significant increase compared to 2023.

- Insurance Acceptance: Now accepted by major insurers including BCBS, Aetna, and United Healthcare in Texas, California, and Georgia, reducing out-of-pocket costs for patients by up to 50%.

- Expanding Reach: Successfully treated over 4,000 patients across 23 states, with plans to expand nationwide by the end of 2024.

- Innovative Programs:
  - Launched an Alcohol Use Disorder (AUD) treatment program with over 200 subscribers.
  - Introduced a personalized ketamine treatment program for sexual trauma recovery.

- Technological Advancements:
  - Unveiled a new patient dashboard for enhanced user experience.
  - Launched a B2B2C platform connecting therapists for collaborative care.



What's Next? Investment in Choose Your Health means more access to medicine for more patients.

Your investment will fuel our continued growth and innovation:

1. Nationwide Expansion: Offer services in all 50 states

2. Service Diversification: Launching general psychiatric services with cash and insurance payment options in October 2024.

3. Continued Platform Enhancement: Further development of our patient dashboard and B2B2C platform.

4. Increased Accessibility: Expanding insurance coverage to make our services even more affordable.

100 Million People Need Treatment - Your Investment is Needed Now

- Proven Growth: Choose Your Horizon has demonstrated a year-over-year increase in gross sales.
- Innovative Solutions: Addressing critical mental health needs with cutting-edge treatments.

- Experienced Leadership: Co-founders with successful exits exceeding $100 million each.
- Market Potential: Tapping into the rapidly growing telemedicine and mental health sectors.

Don't miss this opportunity to be part of the future of mental healthcare. Reserve now and receive 10% bonus shares!


CHOOSE
YOUR HORIZON
Changing the face of the mental health care crisis.
Join us.
www.chooseyourhorizon.com

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Choose Your Horizon.

$350

TTW reservation bonus

10% bonus shares



Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

AS

Adam Sampson
13 days ago

Do you have any information about investment terms? Keep up the great work.

Show less

 1  0

MH

Mark Holland
Choose Your Horizon • 12 days ago

Hi Adam, thanks for the support. Unfortunately, we can't discuss terms until we are officially live which will be soon!

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:07 PM 10/16/2023
FILED 06:07 PM 10/16/2023
SR 20233742332 - File Number 6813042

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHOOSE YOUR HORIZON INC.

A DELAWARE CORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Choose Your Horizon Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"), does hereby certify as follows:

1. The name of the corporation is Choose Your Horizon Inc., The corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 20, 2022 (the "**Certificate of Incorporation**").

2. The board of directors in accordance with Sections 242 and 245 of the General Corporation Law duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor in accordance with Section 228 of the General Corporation Law.

The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto (the "**Amended and Restated Certificate**").

IN WITNESS WHEREOF, this Amended and Restated Certificate has been executed by a duly authorized officer of this corporation on this 13th day of October, 2023.

By: /s/ Mark Holland
Mark Holland
Chief Executive Officer

1

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CHOOSE YOUR HORIZON INC.

I. NAME

The name of this corporation is Choose Your Horizon Inc.

II. ADDRESS AND REGISTERED AGENT

The registered office of the corporation in the State of Delaware shall be 850 New Burton Road, Suite 201, City of Dover, County of Kent, Delaware 19904, and the name of the registered agent of the corporation in the State of Delaware at such address is Cogency Global Inc.

III. PURPOSE

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

IV. CAPITAL STOCK

This corporation is authorized to issue two classes of stock, designated, respectively, as common stock (the "**Class A Common Stock**"), and non-voting common stock (the "**Class B Non-Voting Common Stock**"). The total number of shares of capital stock that the corporation is authorized to issue is seventy million (70,000,000). The total number of shares of Class A Common Stock that the corporation is authorized to issue is sixty million (60,000,000), with a par value $0.0001 per share, and the total number shares of Class B Non-Voting Common Stock that the corporation is authorized to issue is ten million (10,000,000), with a par value $0.0001 per share.

The following is a statement of the designations and the powers and privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the corporation.

A.   Dividends. the holders of Class A Common Stock and Class B Non-Voting Common Stock shall be entitled to the payment of dividends when and as declared by the board of directors of the corporation in accordance with applicable law and to receive other distributions from the corporation. Any dividends declared by the board of directors to the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock shall be paid to the holders thereof pro rata in accordance with the number of shares of Class A Common Stock and Class B Non-Voting Common Stock held by each such holder as of the record date of such dividend, as if the two classes of stock constituted a single class.

B.   Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary, the funds and assets of the corporation that may be legally distributed to the corporation's stockholders shall be distributed among the holders of the then outstanding Class A Common Stock and Class B Non-Voting Common Stock pro rata in accordance with the number of shares of Class A Common Stock and Class B Non-Voting Common Stock held by each such holder, as if the two classes of stock constituted a single class.

C.   Voting. Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held by such holder. Each holder of Class A Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the corporation (as in effect at the time in question) and applicable law on all matters put to a vote of the stockholders of the corporation. Except as otherwise required by law, each share of Class B Non-Voting Common Stock shall not entitle the holder thereof to any voting rights, including, but not limited to, any right to approve any increase or decrease (but not below the number of shares then outstanding) in the number of authorized shares of Class B Non-Voting Common Stock irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, or to have any right to be represented at, or to receive notice of, any meeting of stockholders of the corporation. The number of authorized shares of Class A Common Stock or Class B Non-Voting Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the General Corporation Law (or any successor provision thereto), and no vote of the holders of either the Class A Common Stock or Class B Non-Voting Common Stock voting separately as a class shall be required therefor.

D.   No Conversion Rights. Shares of Class B Non-Voting Common Stock are not convertible into shares of Class A Common Stock.

E.   Forward Stock Split. Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of authorized capital stock of the corporation issued and outstanding or held in the treasury of the corporation immediately prior to the Effective Time (the "**Old Shares**") shall automatically be reclassified as Class A Common Stock and increased on a 6-for-1 basis and such reclassified shares shall be validly issued, fully paid and nonassessable shares of capital stock of the corporation (the "**New Shares**") without any further action by the holders of such Old Shares (the "**Forward Split**"). At the Effective Time, each holder of record of Old Shares shall automatically become the record owner of the number of New Shares as shall result from such reclassification, and each stock certificate representing Old Shares shall thereafter represent that number of New Shares as shall result from such reclassification; *provided, however,* that each person holding of record a stock certificate or certificates that represent Old Shares prior to such reclassification shall be entitled to receive, upon surrender of such certificate or certificates, or appropriate evidence of loss thereof as shall reasonably be required by the corporation, a new certificate or certificates evidencing and representing the number of New Shares to which such person is entitled. Unless otherwise indicated, all numbers and references to dollar amounts in this Amended and Restated Certificate of Incorporation shall be deemed to have been adjusted for the Forward Split.

V. DIRECTORS AND STOCKHOLDERS

A.   The management of the business and the conduct of the affairs of the corporation shall be vested in its board of directors. The number of directors which shall constitute the whole board of directors shall be fixed by the board of directors in the manner provided in the bylaws.

B.   Directors shall be elected at each annual meeting of stockholders to hold office until such next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

C.   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D.   Subject to any limitations imposed by applicable law, the board of directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E.   The board of directors is expressly empowered to adopt, amend or repeal the bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the bylaws of the corporation; provided, however, that, in addition to a vote of the holders of any class or series of stock of the corporation required by law or by this Amended and Restated Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F.   Unless and except to the extent the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

VI. LIABILITY AND INDEMNIFICATION

A.   The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the corporation (and any other person to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholder or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.   Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII. MODIFICATION, AMENDMENT OR REPEAL OF DESIGNATED PROVISIONS

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

[Remainder of this page intentionally left blank]

Exhibit G

Test The Waters Materials
(See attached)



Choose Your Horizon is taking reservations for a possible, upcoming round. Indicate interest today.

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GET A PIECE OF CHOOSE YOUR HORIZON

Choose Your Horizon's Treatment Sales Grew 236% between July 2023 and June 2024

Choose Your Horizon is a mental wellness company that's helping modernize the way we treat anxiety, depression, PTSD, substance use disorders, and more. Our revolutionary telemedicine platform has generated $2.6M in gross sales in 12 months, marking significan...

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

CHOOSE
YOUR HORIZON
RESERVE NOW
The Future Of Mental Health
Psychedelic Therapy
& Health Technology

$32,293.42 Reserved

OVERVIEW | ABOUT | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

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RESERVED
$32,293.42

RESERVATIONS
25

REASONS TO INVEST



- Choose Your Horizon generated $2.6M in sales from July 2023 to July 2024, 2.3x growth over July 2022–June 2023, and has already surpassed its 2023 gross revenue year-to-date in 2024.*



- Choose Your Horizon is now accepted by major insurers like Blue Cross Blue Shield, Aetna, and United Healthcare in TX, CA, & GA, reducing out-of-pocket costs by up to 50% and making transformative care more accessible.



- Choose Your Horizon's co-founders, with two $100M+ exits**, continue to add value by diversifying revenue through a B2B2C referral platform, proven mental health protocols for addiction & more.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "reserving" shares is simply an indication of interest.

*The sales figures and growth rates reflect historical performance for the 12-month period ending June 2024 and do not guarantee future results.

**The co-founders' past exits and experience are not indicative of future success, and all claims about revenue diversification and mental health protocols should not be construed as guarantees of future performance.

TEAM



Mark Holland • Founder & CEO

Mark, a serial entrepreneur in consumer health, is CEO of Choose Your Horizon, a



telehealth company offering affordable Ketamine Therapy in 15 states for treatment-resistant anxiety, depression, and more. He previously built a $50M nutraceutical ...

Read More





Rob Lee • Co-founder & COO

Co-founder & COO Rob Lee has 15+ years of experience in executive operations and business development, contributing to two successful consumer health exits worth over $250M. He holds a master's in international business (2015) and a degree in ...

Read More



Dr. Robyn Heister • Chief Medical Officer

Dr. Robyn Heister is a Precision Medicine thought leader with expertise in Emergency Medicine, Clinical Research, and Medical Education. She focuses on using genomics and deep learning to optimize healthcare. Dr. Heister serves as a scientific advisor to ...

Read More



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ABOUT

HEADQUARTERS
**106 E 6th St, Unit 900
AUSTIN, TX 78701**

WEBSITE
View Site ↗

Choose Your Horizon is a mental wellness company that's helping modernize the way we treat anxiety, depression, PTSD, substance use disorders, and more. Our revolutionary telemedicine platform has generated $2.6M in gross sales in 12 months, marking significant year-over-year growth as we connect certified medical experts with more patients across the country.

ALL UPDATES

10.23.24

A Note from the Founders

Dear Investors and Supporters,

We're Mark Holland and Rob Lee, co-founders of Choose Your Horizon, and we'd like to share what drives our mission to transform mental health care in America.

Our story begins in Ireland, where we both grew up. While our homeland is rich with culture and pride, it's also a place where mental health struggles often go unspoken. We met in America during a previous business venture in consumer health and functional medicine, and we witnessed firsthand how the wellness industry was evolving - from nutraceuticals to sophisticated, science-based protocols. Yet we noticed a striking gap: while holistic medicine was advancing rapidly for physical health, there were few innovative solutions for mental health beyond traditional pharmaceuticals.

Our personal experiences with ketamine therapy opened our eyes to its transformative potential, but also to the significant barriers to access and integration. This led us to launch a pilot program in January 2022 in Colorado, where the remarkable patient outcomes confirmed what we suspected: we had discovered an opportunity to make a real difference in mental health care.

Today, Choose Your Horizon has treated over 4,000 patients across 23 states, with 98% seeing an improvement in symptoms. We've generated $2.6 million in gross sales in the past year alone - and have experienced a YOY increase of 236%.

CHOOSE
YOUR HORIZON   "Holistic medicine
                                was advancing



Rob Lee | COO   Mark Holland | CEO

rapidly for physical health, but there were few innovative solutions for mental health beyond traditional pharmaceuticals."

But numbers tell only part of the story. What truly drives us are testimonials like this from one of our patients:

"The team at Choose Your Horizon has been more than just professional; they've been compassionate, genuinely caring, and they've created a safe space where I can finally begin to heal... Mental health is everything - it affects how I live, how I connect with my daughters, and how I move forward in life."

- D.R., Choose Your Horizon Patient, October 2024

As we expand nationwide and launch new programs, including our innovative B2B2C platform and specialized treatment protocols, we remain committed to our core mission: making effective mental health care accessible to all who need it. With over 100 million U.S. adults reporting symptoms of anxiety, depression, PTSD, and other mental health challenges, the need has never been greater.

Join us in building the future of mental health care. Reserve your investment with us now for 10% bonus shares!

In Health,
Mark Holland & Rob Lee
Founders, Choose Your Horizon

10.17.24

Choose Your Horizon: Progressive Mental Healthcare

Choose Your Horizon is transforming at-home mental health treatment by combining the power of telehealth and proven medicinal therapies.

With sales growth of 236% between July 2023 and June 2024 and a seasoned leadership team, we're only scratching the surface of our potential impact.

Join us on our journey to revolutionizing mental health care for millions of Americans. Reserve your investment now for 10% bonus shares.



Over 100 Million U.S. Adults Report Symptoms of Anxiety, Depression, PTSD, and Addiction – Less Than Half Find Relief With SSRIs.

Choose Your Horizon's unique platform provides an innovative and therapeutic approach to mental health

care. Leveraging telemedicine and concierge medicinal therapies, Choose Your Horizon has successfully treated over 4,000 patients from the comfort of their own homes - with patients reporting a 98% improvement rate in their symptoms.

Our Treatment Progress:

2024 has been an incredible year of growth - our demonstrated success has established a foundation for future expansion and investment.

- $2.5 Million in Treatment Packages: We've generated over $2.5 million in gross sales over the past 12 months, marking a significant increase compared to 2023.
- Insurance Acceptance: Now accepted by major insurers including BCBS, Aetna, and United Healthcare in Texas, California, and Georgia, reducing out-of-pocket costs for patients by up to 50%.
- Expanding Reach: Successfully treated over 4,000 patients across 23 states, with plans to expand nationwide by the end of 2024.
- Innovative Programs:
  - Launched an Alcohol Use Disorder (AUD) treatment program with over 200 subscribers.
  - Introduced a personalized ketamine treatment program for sexual trauma recovery.
- Technological Advancements:
  - Unveiled a new patient dashboard for enhanced user experience.
  - Launched a B2B2C platform connecting therapists for collaborative care.


CHOOSE
YOUR HORIZON
98%
Symptom improvement rate across treated patients.
www.chooseyourhorizon.com

What's Next? Investment in Choose Your Health means more access to medicine for more patients.

Your investment will fuel our continued growth and innovation:

1. Nationwide Expansion: Offer services in all 50 states
2. Service Diversification: Launching general psychiatric services with cash and insurance payment options in October 2024.
3. Continued Platform Enhancement: Further development of our patient dashboard and B2B2C platform.
4. Increased Accessibility: Expanding insurance coverage to make our services even more affordable.

100 Million People Need Treatment - Your Investment is Needed Now

- Proven Growth: Choose Your Horizon has demonstrated a year-over-year increase in gross sales.
- Innovative Solutions: Addressing critical mental health needs with cutting-edge treatments.
- Experienced Leadership: Co-founders with successful exits exceeding $100 million each.
- Market Potential: Tapping into the rapidly growing telemedicine and mental health sectors.

Don't miss this opportunity to be part of the future of mental healthcare. Reserve now and receive 10% bonus shares!


CHOOSE
YOUR HORIZON
Changing the face of the mental health care crisis.
Join us.
www.chooseyourhorizon.com

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Choose Your Horizon.

$350

TTW reservation bonus
10% bonus shares

Select

JOIN THE DISCUSSION

HH

What's on your mind?

0/2500

Post

AS

Adam Sampson
12 days ago

**Do you have any information about investment terms?
Keep up the great work.**

💬 1   ↑ 0   🚩

MH

Mark Holland ⊘
Choose Your Horizon • 11 days ago

Hi Adam, thanks for the support. Unfortunately, we can't discuss terms until we are officially live which will be ...

 0   🚩

Show More Comments

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EMAIL

🚨 **Tackling the Mental Health Crisis** `Published`

Oct 24th, 2024 8:31 AM

✏️ Edit post

Overview   Performance   Interactions   A/B Test   Paid Subscriptions Data

Subject	🚨 Tackling the mental health crisis
Preview Text	Bringing solutions to America's silent crisis
Email Audience	All free subscribers

October 24, 2024

🚨 Tackling the Mental Health Crisis

Bringing solutions to America's silent crisis

Hello there,

This is Mark again with Choose Your Horizon. I wanted to share a little bit about the Choose Your Horizon origin story so you can better understand the purpose behind our treatment programs. My co-founder Rob and I grew up in Ireland - when we met in America, we shared one important observation: the mental health crisis was alarming, and seemed to be growing.

A quick check of the data showed us we were right. Consider these sobering statistics:

- Over 100 million U.S. adults report suffering from anxiety, depression, PTSD and addiction.
- Less than half of those seeking treatment find relief with traditional SSRIs.

With statistics like these, it's likely that you or someone you love is being affected by difficult mental health conditions. Traditional treatments, while beneficial for some, leave millions without effective solutions. Many patients struggle with side effects, slow onset of action, or simply find that these treatments don't work for them.

This is where Choose Your Horizon comes in. We're addressing these challenges head-on with our innovative approach:

1. Accessible Telemedicine Platform: Connecting patients with certified medical experts for at-home treatments.

2. Effective Treatment Options: Offering ketamine therapy, Naltrexone for alcohol use disorder, and expert guidance for an effective, hands-on treatment.

3. Personalized Care: Tailoring treatments to individual needs, including programs for sexual trauma recovery.

Our impact is growing rapidly. We've already helped over 4,000 patients across 23 states, and we're not stopping there. Our goal is to expand to all 50 states, making our transformative care accessible nationwide.

The market potential is immense.

Research on therapeautic use of ketamine continues to grow - and with it, market potential. The global psychedelic market is projected to reach $11.82 billion by 2029, growing at a Compound Annual Growth Rate of 13.49%. As a leader in this space, Choose Your Horizon is well-positioned to capture a significant portion of this growth.

Now, you have the opportunity to be part of this solution. By investing in Choose Your Horizon, you're supporting a mission to transform mental health care and bring hope to millions.

Click "Learn more" below for more information about this opportunity.

[Learn More About Investment Options]

By reserving your investment before we open our round, you'll secure 10% bonus shares.

Together, we can address the mental health crisis and create a brighter future for those suffering.

Best regards,

P.S. The mental health crisis isn't waiting – neither should we. Pass along to a friend or colleague who is interested in being a part of the solution:
https://www.startengine.com/offering/chooseyourhorizon

Best regards,
Mark Holland
CEO, Choose Your Horizon
www.chooseyourhorizon.com



https://www.linkedin.com/in/mark-holland-b2a05856/

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Posts > ✨A New Chapter in Mental Health Care

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✨A New Chapter in Mental Health Care Published

Oct 22nd, 2024 7:16 AM

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Overview | Performance | Interactions | A/B Test | Paid Subscriptions Data

Subject	✨A New Chapter in Mental Health Care
Preview Text	Over 100 Million U.S. Adults Need Our Help
Email Audience	All free subscribers

October 22, 2024

✨A New Chapter in Mental Health Care

Over 100 Million U.S. Adults Need Our Help

Hi there,

I'm Mark Holland, CEO of Choose Your Horizon, and I'm reaching out to share our important mission with you.

At Choose Your Horizon, we're building a platform that is modernizing the treatment of anxiety, depression, PTSD, substance use disorders, and more through innovative, accessible, clinically studied solutions.

Our approach? **Combining the power of telehealth with powerful medicine designed to help heal the mind.** We connect certified medical experts with patients nationwide, facilitating life-changing treatments right in the comfort of their homes. Patients who have leveraged our program have experienced transformational, sustained results.

In the past 12 months alone, we've generated over $2.6 million in gross sales, marking significant year-over-year growth.

This traction demonstrates the urgent need for our services and the effectiveness of our approach.

CHOOSE YOUR HORIZON
100 million
U.S Adults suffer from anxiety, depression, PTSD or addiction.
www.chooseyourhorizon.com

Join us in being a part of transforming the lives of thousands of patients - and the mental health care as we know it. We're opening an investment round through StartEngine, and we want you to be among the first to know.

100 million U.S. adults suffer from mental health conditions that could benefit from the treatments that Choose Your Horizon offers. Together, we can make a real difference in millions of lives.

By reserving your investment now, you'll secure a special perk of 10% bonus shares. But hurry – this offer expires when we officially launch.

Ready to join us in building the future of mental health care? Click reserve below.

Reserve Your Investment Now

Thank you for your time and consideration. I look forward to welcoming you as an investor in Choose Your Horizon.

P.S. Use this link to share with a friend or colleague who might find this interesting. *https://www.startengine.com/offering/chooseyourhorizon*

Best regards,
Mark Holland
CEO, Choose Your Horizon
www.chooseyourhorizon.com



https://www.linkedin.com/in/mark-holland-b2a05856/

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



